

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via Fax
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway E., Suite 1200
Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2012**
> **Filed November 1, 2012**
> **Response Letter Filed November 15, 2012**
> **File No. 1-33614**

Dear Mr. Smith:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 16 - Disclosures about Oil and Gas Producing Activities, page 77

1.   We note your response to prior comment 5, concerning your attempt to compute development costs for disclosure. We understand your measures include amounts expended on properties that do not have proved reserves and that you relied upon

Marshall D. Smith
Ultra Petroleum Corp.
December 7, 2012
Page 2

guidance in C&DI Question and Answer 108.01 in formulating your approach. However, this interpretive guidance only clarifies the term *development project* for consideration in the process of reserve estimation. It does not alter disclosure guidance in FASB ASC 932-235-50-18, FASB ASC 932-360-25-12, nor the definition of development costs in Rule 4-10(a)(7) of Regulation S-X. Accordingly, you will need to revise your disclosures of development costs as indicated in prior comment 5. You should include narrative to explain the nature of the $778 million in expenditures which had been incorrectly reported as development costs for 2011. Please describe your project with sufficient details to understand the scope of activities and your rationale in proceeding without having established proved reserves in these areas.

Please submit all of the revisions that you believe are necessary to conform your accounting and reporting for development costs. We expect that non-acquisition expenditures associated with properties incurred prior to establishing proved reserves would be more appropriately characterized as exploration costs. Please clarify the impact on all amounts reported in your filings that include development costs, also earlier periods and any related amounts such as may appear in Notes 16 C, D and G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief